Exhibit 3.1
Sterling Bancshares, Inc.
Amendment to Section 4.5 of the Bylaws
“Section 4.5 Chairman of the Board of Directors/Lead Director. The Chairman of the Board, if one shall be appointed, shall preside at all meetings of the shareholders and of the Board of Directors and generally manage the affairs of the Board of Directors. The Chairman of the Board shall also have such other powers and duties as may from time to time be prescribed by the Board of Directors. If the Chairman of the Board is an executive of the Company, the Board shall appoint a Lead Director to preside over all meetings of non-executive members of the Board of Directors, and to have such other powers and duties as may from time to time be prescribed by the Board of Directors.